EXHIBIT (10)
July 9, 2008
Robert K. Steel,
  301 South College Street,
     One Wachovia Center,
          Charlotte, North Carolina - 28288.
Bob,
I am pleased to offer you the position of President and Chief Executive Officer of Wachovia Corporation and, in connection therewith, to offer you a position on Wachovia Corporation’s Board of Directors. The Board is unanimous in its decision that you are the right person to provide sound leadership to build on Wachovia’s core strengths and successfully manage it through the current environment as a strong and independent company.
Our offer consists of the following arrangements:
1.	You will serve as President and Chief Executive Officer, reporting directly to the Board, and will also be appointed to the Board.

2.	You will receive a base salary of $1.1 million per year, which may be reviewed and increased in accordance with Wachovia’s standard policies but may not be decreased.

3.	Your target annual bonus will be $6 million, with actual bonuses ranging form $0 to $12 million, based on goals consistent with those that apply to other Operating Committee members. The target economic value for your annual long-term incentive will be $15 million. Your target annual bonus and target annual long-term incentive may be reviewed and changed from time to time in accordance with Wachovia’s standard policies.

4.	For 2008, your annual long-term incentive grant will be a combination of options and performance restricted stock awards (RSAs) that will be granted on July 15, 2008 pursuant to the Wachovia 2003 Stock Incentive Plan (as amended and restated), as follows:
•	A non-qualified stock option to purchase a total of 1.5 million Wachovia shares, at a price per share equal to 100% of Fair Market Value (as defined in the Plan) on the date of grant. Subject to the terms of the Plan and this letter, the shares under this option shall become exercisable in substantially equal installments on the first, second and third anniversary of grant and will remain so exercisable until the tenth anniversary of grant, on which date the option shall terminate, to the extent not previously exercised or forfeited.

•	Performance RSAs in respect of Wachovia shares having a Fair Market Value on the date of grant equal to the difference between $15 million and the value of the stock options (using Wachovia’s standard valuation methods and based on the average closing price of Wachovia shares over the 30 days ending on the date of this letter). These RSAs will have both a Performance Goal and an employment requirement. The Performance Goal for one-half of the RSAs will be that the Fair Market Value of the shares is at least $25 per share for 15 consecutive trading days on the New York Stock Exchange and for the other half of the RSAs will be that the Fair Market Value of the shares is at least $30 per share for 15 consecutive trading days on the New York Stock Exchange. The employment requirement for all of these RSAs is that you remain employed until July 15, 2011. Subject to the terms of the Plan and this letter, the RSAs will vest on the later of satisfaction of the relevant Performance Goal and the employment requirement and will be forfeited if the relevant Performance Goal is not satisfied by July 15, 2014.
5.	In addition, you will be granted a special one-time grant of performance RSAs on July 15, 2008 in respect of Wachovia shares having a Fair Market Value on the date of grant equal to $10 million. The Performance Goal for one-half of these RSAs will be that the Fair Market Value of the shares is at least $20 per share for 15 consecutive trading days on the New York Stock Exchange and for the other half of the RSAs will be that the Fair Market Value of the shares is at least $35 per share for 15 consecutive trading days on the New York Stock Exchange. The employment requirement of all of these RSAs is that you remain employed until July 15, 2011. Subject to the terms of the Plan and this letter, the RSAs will vest on the later of satisfaction of the relevant Performance Goal and the employment requirement and will be forfeited if the relevant Performance Goal is not satisfied by July 15, 2014.

6.	Wachovia will issue you award agreements with respect to the equity awards provided in Section 4 and Section 5 promptly following grant (which shall be consistent with the provisions of this letter agreement and shall govern the awards). For the avoidance of doubt, the performance RSAs will pay dividends in accordance with the Plan and will not be subject to negative discretion to the extent Performance Goals are satisfied.

7.	You will be required to use corporate aircraft or other private aircraft for personal travel, consistent with Wachovia’s current practices (subject to reconsideration in the event of any material adverse change in the tax treatment of such travel during your term of employment). In addition, for 2008 you will be entitled to any additional perquisites consistent with the policies and programs currently in place for Wachovia’s Chief Executive Officer. After 2008, these additional perquisites may be reviewed and changed from time to time in a manner that is at least as favorable to you as it is to any other member of the Operating Committee. In connection with your acceptance of this offer, Wachovia will provide you with relocation assistance consistent with Wachovia’s policies (adjusted, to the extent appropriate, for a Chief Executive Officer in your circumstances) and will pay reasonable legal fees incurred in connection with your review of these arrangements. In addition, Wachovia agrees to pay as incurred, to the full extent permitted by law, all legal fees and expenses that you may reasonably incur as a result of any contest by Wachovia, you or others of the validity or enforceability of, or liability under, any provision of this letter (including as a result of any contest by you about the amount of any payment pursuant to this letter), plus in each case interest on any delayed payment at the applicable Federal rate. Notwithstanding the foregoing, if it is finally judicially determined that you brought any claims contemplated in the previous sentence in bad faith, you shall reimburse Wachovia for such fees and expenses which are reasonably related to such bad faith claim. To the extent any taxable expense reimbursement under this Section 7 is subject to Section 409A, the amount of any such expenses eligible for reimbursement in one calendar year shall not affect the expenses eligible for reimbursement in any other taxable year, in no event shall any expenses be reimbursed after the last day of the calendar year following the calendar year in which you incurred such expenses, and in no event shall any right to reimbursement be subject to liquidation or exchange for another benefit.

8.	You will not be entitled to any severance payment on termination of your employment with Wachovia. However, if your employment terminates for a Covered Termination (as defined in Annex A), (1) the employment requirement relating to the Performance RSAs provided for in Sections 4 and 5 of this letter will be waived, but the relevant Performance Goals will continue to apply, and (2) to the extent not otherwise vested in accordance with the relevant stock compensation plans, all options to purchase Wachovia shares (including the options provided for in Section 4) and other equity grants (other than the Performance RSAs provided for in Sections 4 and 5 of this letter) will continue to vest in accordance with the applicable terms of such grants as if your employment with Wachovia had continued for a period of two years and then, to the extent not otherwise vested in accordance with the preceding clause, all such other unvested stock options and other equity grants will vest (with such other options remaining exercisable until the scheduled expiration), to the extent not previously exercised or forfeited, as applicable. In addition, if any payment or benefit provided you by Wachovia (whether in connection with your termination or otherwise) would be subject to the excise tax imposed by Section 4999 of the Code (or any successor statute), you shall be entitled to the benefit set forth in Annex B.

9.	If you are not otherwise eligible for Wachovia’s retiree medical program on termination of your employment (other than a termination for Cause, as defined in Annex A), Wachovia will provide you access to its retiree medical program then in effect, subject to your paying the full cost of coverage, so long as such access does not materially impact the tax treatment of such program to Wachovia under any requirements then in effect.

10.	You agree to comply with the restrictive covenants set forth in Annex C and with the remedies provided therein.

11.	During and after your employment hereunder, Wachovia shall indemnify you in your capacity as a director and officer of Wachovia to the fullest extent permitted by applicable law and Wachovia’s charter and by-laws, and shall provide you with director and officer liability insurance coverage on the same basis as Wachovia’s other directors and executive officers.
This offer of at-will employment will remain in effect until July 14, 2008. If you do not accept this offer by that time or start employment by July 14, 2008, this offer will be void and of no effect.
*            *           *

     I look forward to your joining the Wachovia team.

Very truly yours, Wachovia Corporation
By:	/s/ Mark C. Treanor
Senior Executive Vice President

I agree with and accept the foregoing offer of at-will employment, subject to the terms and conditions provided in this letter.

/s/ Robert K. Steel Robert K. Steel

Annex A
Certain Defined Terms
1.	“Cause” means (a) your continued and willful failure to perform substantially your duties with Wachovia or one of its affiliates (other than any such failure resulting from incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to you by Wachovia which specifically identifies the manner in which Wachovia believes that you have not substantially performed your duties and a reasonable time for such substantial performance has elapsed since delivery of such demand, or (b) your willful engaging in illegal conduct or gross misconduct which is materially injurious to Wachovia.

For purposes of this definition, no act, or failure to act, on your part shall be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of Wachovia. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Chairman of the Board or based upon the advice of counsel for Wachovia shall be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of Wachovia. Wachovia’s termination of your employment shall not be deemed to be for Cause unless and until there shall have been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the entire membership of the Board at a meeting of the Board called and held for such purpose (after reasonable notice is provided to you and you are given an opportunity, together with counsel, to be heard before such Board), finding that, in the good faith opinion of such Board, you are guilty of the conduct described in clause (a) or (b) above, and specifying the particulars thereof in detail.
2.	“Change of Control” has the meaning assigned in the Wachovia 2003 Stock Incentive Plan (as amended through the date of this letter).
3.	“Covered Termination” means (a) you terminating your employment with Wachovia for Good Reason or (b) Wachovia terminating your employment other than for Cause, death, Disability or Retirement. In addition, (i) for purposes of the equity grants provided for in Sections 4 and 5 of this letter, Covered Termination will also include a termination of your employment for death, Disability or Retirement and (ii) for purposes of the performance RSA grants provided for in Sections 4 and 5 of this letter, a Change of Control will have the same effect as a Covered Termination and, following a Change of Control, the Performance Goal relating to the performance RSAs provided for in Sections 4 and 5 of this letter will be adjusted equitably based on the consideration received in the relevant transaction. For the avoidance of doubt, on a Change of Control, all shares under the option grant provided for in Section 4 of this letter shall become immediately exercisable and will remain so until the tenth anniversary of the date of grant, to the extent not previously exercised or forfeited.
4.	“Disability” means termination of your employment upon satisfaction of the requirements to receive benefits under Wachovia’s long-term disability plan.

5.	“Good Reason” means the occurrence of one or more of the following circumstances, in the absence of your written consent, and which are not remedied by Wachovia within 30 days of you notifying Wachovia of the circumstances alleged to constitute “Good Reason”:
     (a) A material diminution in your title, authority, duties or responsibilities, including a failure by the Board to nominate you to reelection to the Board but excluding your cessation of service as a member of the Board for any other reason;
     (b) A substantial diminution in the overall importance of your role, as determined by a reduction in your targeted annual bonus opportunity (but not a reduction in your actual annual bonus payment) or targeted stock-based incentive compensation opportunity (but not a reduction in your actual stock-based incentive awards);
     (c) any failure by Wachovia to comply with any material provision of the letter agreement; or
     (d) following a Change of Control, the relocation of the principal place of your employment to a location that is more than 35 miles from such principal place of employment immediately prior to the date the proposed Change of Control is publicly announced, or Wachovia’s requiring you to travel on Company business to a substantially greater extent than required immediately prior to the Change of Control.
For purposes of this definition, any good faith determination of “Good Reason” made by you after a Change of Control shall be conclusive (including any such determination when you are then eligible for Retirement). In the event Wachovia challenges your determination of Good Reason, Wachovia shall continue to make the payments and provide the benefits to you as set forth in this letter agreement. If it is finally determined pursuant to the procedures set forth in this Agreement that your termination was not for Good Reason, you shall reimburse Wachovia the amounts to which it is finally determined to be entitled.
6.	“Retirement” means either (1) voluntary termination by you of your employment upon satisfaction of the requirements for early retirement under Wachovia’s tax-qualified defined benefit pension plan or (2) voluntary termination by you of your employment upon satisfaction of the requirements for normal retirement under the terms of Wachovia’s tax-qualified pension plan.

Annex B
Certain Additional Payments by Wachovia
     (a) Except as set forth below, in the event it shall be determined that any payment or distribution by Wachovia or an acquiror of Wachovia to you or for your benefit (whether paid or payable or distributed or distributable pursuant to the terms of the letter agreement or otherwise, but determined without regard to any additional payments required under this Annex) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code (or any successor statute) or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then you shall be entitled to receive (as provided below but in no event later than by the end of your taxable year next following the taxable year in which the Excise Tax is remitted) an additional payment (a “Gross-Up Payment”) in an amount such that after payment by you of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, you retain an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. If you are a “specified employee” (within the meaning of Section 409A and Wachovia’s procedures), to the extent such payment is or would be treated as deferred compensation payable upon separation from service under Section 409A, such payment shall not be made or provided before the date that is six months after the date of your separation from service (or your earlier death).
     (b) Subject to the provisions of Section (c) of this Annex, all determinations required to be made under this Annex, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by KPMG LLP or such other certified public accounting firm reasonably acceptable to Wachovia (the “Accounting Firm”) which shall provide detailed supporting calculations both to Wachovia and you within 30 business days of the receipt of notice from Wachovia that there has been a Payment, or such earlier time as is requested by Wachovia. All fees and expenses of the Accounting Firm shall be borne solely by Wachovia. Any Gross-Up Payment, as determined pursuant to this Annex, shall be paid by Wachovia to you by the due date for the payment of any Excise Tax, or, if earlier, 30 days after the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon Wachovia and you. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by Wachovia should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that Wachovia exhausts its remedies pursuant to Section (c) of this Annex and you thereafter are required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by Wachovia to you or for your benefit.
     (c) You shall notify Wachovia in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by Wachovia of the Gross-Up Payment. Such notification shall be given as soon as practicable but no later than ten business days after you are informed in writing of such claim and shall apprise Wachovia of the nature of such claim and the date on which such claim is requested to be paid. You shall not pay such claim prior to the expiration of the 30-day period following the date on which it gives such notice to Wachovia (or such shorter period ending on the date that any payment of taxes with respect to such claim is due). If Wachovia notifies you in writing prior to the expiration of such period that it desires to contest such claim, you shall:
     (i) give Wachovia any information reasonably requested by Wachovia relating to such claim,
     (ii) take such action in connection with contesting such claim as Wachovia shall reasonably request in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney reasonably selected by Wachovia,
     (iii) cooperate with Wachovia in good faith in order to effectively contest such claim, and
     (iv) permit Wachovia to participate in any proceedings relating to such claim;
provided, however, that Wachovia shall bear and pay directly all costs and expenses (including additional interest and penalties) incurred in connection with such contest and shall indemnify and hold you harmless, on an after-tax basis, for any Excise Tax or income tax (including interest and penalties with respect thereto) imposed as a result of such representation and payment of costs and expenses. Without limitation on the foregoing provisions of this Section (c), Wachovia shall control all proceedings taken in connection with such contest and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as Wachovia shall determine; provided, however, that if Wachovia directs you to pay such claim and sue for a refund, Wachovia shall advance the amount of such payment to you, on an interest-free basis and shall indemnify and hold you harmless, on an after-tax basis, from any Excise Tax or income tax (including interest or penalties with respect thereto) imposed with respect to such advance or with respect to any imputed income with respect to such advance; and further provided that any extension of the statute of limitations relating to payment of taxes for your taxable year with respect to which such contested amount is claimed to be due is limited solely to such contested amount. Furthermore, Wachovia’s control of the contest shall be limited to issues with respect to which a Gross-Up Payment would be payable hereunder and you shall be entitled to settle or contest, as the case may be, any other issue raised by the Internal Revenue Service or any other taxing authority.
     (d) If, after the receipt of an amount advanced by Wachovia pursuant to Section (c) of this Annex, you become entitled to receive any refund with respect to such claim, you shall (subject to Wachovia’s complying with the requirements of Section (c)) promptly pay to Wachovia the amount of such refund (together with any interest paid or credited thereon after taxes applicable thereto) upon receipt thereof, unless such payment would be prohibited under the Sarbanes Oxley Act. If, after the receipt by you of an amount advanced by Wachovia pursuant to Section (c), a determination is made that you shall not be entitled to any refund with respect to such claim and Wachovia does not notify you in writing of its intent to contest such denial or refund prior to the expiration of 30 days after such determination, then such advance shall be forgiven and shall not be required to be repaid and the amount of such advance shall be deemed part of the Gross-Up Payment.
     (e) For purposes of this Annex, any reference to you shall be deemed to include your surviving spouse, estate and/or beneficiaries with respect to payments or adjustments provided by this Annex.
     (f) Notwithstanding Section (a) of this Annex, if it is determined that the aggregate amount of Payments is not more than 110% of the maximum of Payments that may be made to you without incurring an Excise Tax, you shall not be entitled to a Gross-Up Payment and the Payments will instead be reduced to the maximum amount that would not result in the imposition of the Excise Tax. The Payments to be reduced will be determined in a manner which has the least economic cost to you and, to the extent the economic cost is equivalent, will be reduced in the inverse order of when payment would have been made you until the reduction is achieved.
     (g) Notwithstanding anything to the contrary in this letter agreement (including this Annex), aggregate payments by Wachovia that constitute “Severance Benefits” within the meaning of the Wachovia Corporation Policy regarding Shareholder Approval of Future Severance Agreements will not exceed the sum of (1) your annual base salary plus (2) the highest annual bonus awarded to you in any of the three full fiscal years immediately preceding your termination of employment, times 2.99, as determined in accordance with such policy. For purposes of such policy, any Excise Tax and related Gross-Up payment shall be allocated in a manner consistent with the regulations implementing Section 4999 of the Code and your “highest annual bonus awarded to you in any of the three full fiscal years immediately preceding your termination of employment” will be your target bonus until annual bonuses are awarded for your first full fiscal year of employment (2009).

Annex C
Your Continuing Covenants
     (a) You shall hold in a fiduciary capacity for the benefit of Wachovia all secret, non-public or confidential information, knowledge or data relating to Wachovia or any of its affiliated companies, and their related businesses, which shall have been obtained by you during your employment by Wachovia or any of its affiliated companies (or predecessors thereto). After termination of your employment with Wachovia, you shall not, without the prior written consent of Wachovia or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than Wachovia and those designated by it.
     (b) While employed by Wachovia and for one year after the termination of your employment with Wachovia, you shall not, directly or indirectly, on behalf of you or any other person, (1) solicit for employment by other than Wachovia, (2) encourage to leave the employ of Wachovia, or (3) interfere with Wachovia’s or its affiliated companies’ relationship with, any person employed by Wachovia or its affiliated companies, except in each case in the good-faith performance of your duties and provided that general advertising and providing references upon request shall not be deemed to violate this Section (b).
     (c) While employed by Wachovia and for one year after termination of your employment with Wachovia, you will not become a director, officer, employee or consultant engaging in activities similar to those performed by a senior officer for any business which is in competition with any line of business of Wachovia or its affiliates and in which you participated in a direct capacity while you were employed by Wachovia or its affiliates (including predecessors thereof) at any time within the one year period preceding the date of your termination of employment with Wachovia and which has offices in any location in which you had supervisory responsibility in the geographic footprint of Wachovia Bank, National Association (or successors thereto, including but not limited to, Alabama, Arizona, California, Connecticut, Delaware, Florida, Georgia, Maryland, Mississippi, Nevada, New Jersey, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, and Washington, D.C. plus any other state or states added during your employment) during that one year period. You expressly acknowledge the reasonableness of such restrictions and such geographic area. Further, during such period, you will not acquire an equity or equity-like interest in such an organization for your own account, except that you may acquire equity interests of not more than 5% of any such organization from time to time as an investment and you may acquire equity interests of any such organization as part of a pooled account (including as part of a mutual fund). Notwithstanding anything to the contrary contained herein, this Section (c) shall not apply if you terminate employment with Wachovia pursuant to Retirement or you terminate employment with Wachovia for any reason at the time of or following a Change of Control or Wachovia terminates your employment for any reason at the time of or following a Change of Control. Upon your request to the Board, Wachovia will provide an advance opinion as to whether a proposed activity would violate the provisions of this Section (c).
     (e) During the two years following termination of your employment with Wachovia, you shall cooperate with Wachovia at such time or times as Wachovia shall reasonably request, subject to appropriate notice and to reimbursement by Wachovia of all reasonable travel and other expenses incurred and paid by you in accordance with Wachovia’s then-current policy for expense reimbursement, with respect to matters occurring during your employment or otherwise within knowledge you gained during your employment. In the event you shall engage in any employment permitted hereunder (whether for another employer or on a self-employed basis), your obligation to provide cooperation shall be adjusted in accordance with the requirements of such employment.
     (f) In the event of a material breach or threatened material breach of this Annex, you agree that Wachovia shall be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach and, prior to a Change of Control, Wachovia may terminate the benefits provided in Section 8 of the letter agreement in its sole discretion. You acknowledge that monetary damages would be inadequate and insufficient remedy for a breach or threatened breach of this Annex. Following the occurrence of a Change of Control, in no event shall an asserted violation of the provisions of this Annex constitute a basis for deferring or withholding any amounts otherwise payable to you under the letter agreement. If it is finally determined that you did not breach this Annex C, Wachovia shall reimburse you the amounts to which you are finally determined to be entitled.
     (g) Any termination of your employment or of the letter agreement shall have no effect on the continuing operation of this Annex.